SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

UPLAND SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

91544A109

(CUSIP Number)

ESW CAPITAL, LLC

401 CONGRESS AVENUE

SUITE 2650

AUSTIN, TX 78701

(512) 524-6149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,312,659
	(8)	Shared voting power
	(9)	Sole dispositive power 5,312,659
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 5,312,659
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.1%*
(14)	Type of reporting person (see instructions) OO

*	Calculated based upon 16,554,588 shares of the Issuer’s common stock, which represents 15,554,588 shares of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, plus an additional 1,000,000 shares of the Issuer’s common stock issued to Hipcricket, Inc. described in Items 3, 4 and 6 of this Schedule 13D.

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,312,659
	(8)	Shared voting power
	(9)	Sole dispositive power 5,312,659
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 5,312,659
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.1%*
(14)	Type of reporting person (see instructions) IN/HC

*	Calculated based upon 16,554,588 shares of the Issuer’s common stock, which represents 15,554,588 shares of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, plus an additional 1,000,000 shares of the Issuer’s common stock issued to Hipcricket, Inc. described in Items 3, 4 and 6 of this Schedule 13D.

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Acorn Performance Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,803,574
	(8)	Shared voting power
	(9)	Sole dispositive power 1,803,574
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,803,574
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.9%*
(14)	Type of reporting person (see instructions) CO

*	Calculated based upon 16,554,588 shares of the Issuer’s common stock, which represents 15,554,588 shares of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, plus an additional 1,000,000 shares of the Issuer’s common stock issued to Hipcricket, Inc. described in Items 3, 4 and 6 of this Schedule 13D.

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Hipcricket, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,000,000
	(8)	Shared voting power
	(9)	Sole dispositive power 1,000,000
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.0%*
(14)	Type of reporting person (see instructions) CO

*	Calculated based upon 16,554,588 shares of the Issuer’s common stock, which represents 15,554,588 shares of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, plus an additional 1,000,000 shares of the Issuer’s common stock issued to Hipcricket, Inc. described in Items 3, 4 and 6 of this Schedule 13D.

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D originally filed on June 23, 2015 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 22, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 24, 2015 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on December 22, 2015 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed on January 19, 2016 (“Amendment No. 4”), relating to the common stock, $0.0001 par value per share (the “Shares”), of Upland Software, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 5 to Schedule 13D is to report a change in the share ownership as a result of the Reporting Persons’ transactions in the Shares.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 5 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

All disclosure for items contained in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 where no new information is provided for such item in this Amendment No. 5 to Schedule 13D is incorporated herein by this reference.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	ESW Capital, LLC, a Delaware limited liability company (“ESW”);

(ii)	Joseph A. Liemandt, a natural person and citizen of the United States (“Liemandt”);

(iii)	Acorn Performance Group, Inc., a Delaware corporation and a controlled subsidiary of ESW (“Acorn”); and

(iv)	Hipcricket, Inc., a Delaware corporation and a controlled subsidiary of ESW (“Hipcricket”).

ESW, Liemandt, Acorn and Hipcricket are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

ESW is a private investment fund that is principally engaged in the business of investing in securities. Acorn and Hipcricket is each a controlled subsidiary of ESW that from time to time may hold securities for investment purposes. Mr. Liemandt is the sole voting member of ESW. The business address and principal executive offices of the each of the Reporting Persons are 401 Congress Avenue, Suite 2650, Austin, Texas 78701.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). ESW is a Delaware limited liability company. Liemandt is a United States citizen. Acorn is a Delaware corporation. Hipcricket is a Delaware corporation.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate cost of 2,509,085 of the Shares acquired by ESW to date is approximately $19,837,759, inclusive of any applicable brokerage commissions.

As described in Item 6, in January 2014, in connection with an Amended & Restated Technology Services Agreement between the issuer and an affiliate of ESW, the Issuer issued 1,803,574 shares of common stock to such affiliate (which shares were subsequently transferred to Acorn) at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100.

On March 14, 2016, the Issuer, a subsidiary of the Issuer and Hipcricket, a cloud-based mobile messaging software provider and a subsidiary of ESW, entered into an asset purchase agreement, pursuant to which substantially all of the assets of Hipcricket related to Hipcricket’s business were sold in exchange for the issuance to Hipcricket of 1,000,000 shares of common stock of the Issuer and the Issuer’s EPM Live product business. The issuance of the shares of common stock of the Issuer to Hipcricket was not registered under the Securities Act and the parties relied on a private placement exemption from such registration requirements. The value of such 1,000,000 Shares on the closing date of such transaction was $6,160,000, based on the closing sale price of the Shares on March 14, 2016.

Other than with respect to the transfer of assets by Hipcricket, each of ESW and the affiliate of ESW referred to above used its own assets to purchase the shares.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares, including the 1,000,000 shares acquired on March 14, 2016, for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold the Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, as amended to date, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

On March 14, 2016, the Issuer, a subsidiary of the Issuer and Hipcricket entered into an asset purchase agreement, pursuant to which substantially all of the assets of Hipcricket related to Hipcricket’s business were sold in exchange for the issuance to Hipcricket of 1,000,000 shares of common stock of the Issuer and the Issuer’s EPM Live product business. The issuance of the shares of common stock of the Issuer to Hipcricket was not registered under the Securities Act and the parties relied on a private placement exemption from such registration requirements. The value of such 1,000,000 Shares on the closing date of such transaction was $6,160,000, based on the closing sale price of the Issuer’s common stock on March 14, 2016.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of March 17, 2016, ESW may be deemed to beneficially own 5,312,659 Shares, representing approximately 32.1% of the 16,554,588 shares of the Issuer’s common stock outstanding, which represents 15,554,588 of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, plus an additional 1,000,000 shares of the Issuer’s common stock issued to Hipcricket, Inc. described in Items 3, 4 and 6 of this Schedule 13D. The 5,312,659 shares consist of 2,509,085 Shares held directly by ESW (the “ESW Shares”), 1,803,574 Shares held directly by Acorn (the “Acorn Shares”) and 1,000,000 Shares held directly by Hipcricket (the “Hipcricket Shares”). ESW has sole voting, investment and dispositive power with respect to the ESW Shares and may be deemed to have sole voting and dispositive power with respect to the Acorn Shares and the Hipcricket Shares.

As of March 17, 2016, Acorn may be deemed to beneficially own 1,803,574 Shares held directly by it, representing approximately 10.9% of the 16,554,588 shares of the Issuer’s common stock outstanding, which represents 15,554,588 of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, plus an additional 1,000,000 shares of the Issuer’s common stock issued to Hipcricket, Inc. described in Items 3, 4 and 6 of this Schedule 13D. Acorn has sole voting, investment and dispositive power with respect to the Acorn Shares.

As of March 17, 2016, Liemandt may be deemed to beneficially own the 5,312,659 Shares that consist of the ESW Shares, the Acorn Shares and the Hipcricket Shares, representing approximately 32.1% of the 16,554,588 shares of the Issuer’s common stock outstanding, which represents 15,554,588 of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, plus an additional 1,000,000 shares of the Issuer’s common stock issued to Hipcricket, Inc. described in Items 3, 4 and 6 of this Schedule 13D. Liemandt may be deemed to have sole voting, investment and dispositive power with respect to the ESW Shares, the Acorn Shares and the Hipcricket Shares.

As of March 17, 2016, Hipcricket may be deemed to beneficially own 1,000,000 Shares held directly by it, representing approximately 6.0% of the 16,554,588 shares of the Issuer’s common stock outstanding, which represents 15,554,588 shares of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, plus an additional 1,000,000 shares of the Issuer’s common stock issued to Hipcricket, Inc. described in Items 3, 4 and 6 of this Schedule 13D. Hipcricket has sole voting, investment and dispositive power with respect to the Hipcricket Shares.

(c) Except as set forth in the attached Annex I to this Schedule 13D, no Reporting Person has effected any transaction in the Shares since the filing of Amendment No. 4.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Schedule 13D, as amended to date, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

An affiliate of ESW provides outsourced software development, automated testing and technology services to the Issuer. In January 2014, in connection with an Amended & Restated Technology Services Agreement between the Issuer and an affiliate of ESW, the Issuer issued 1,803,574 shares of common stock to such affiliate at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100. Such shares were transferred to Acorn prior to the Issuer’s initial public offering.

On March 14, 2016, the Issuer, a subsidiary of the Issuer and Hipcricket entered into an asset purchase agreement, pursuant to which substantially all of the assets of Hipcricket related to Hipcricket’s business were sold in exchange for the issuance to Hipcricket of 1,000,000 shares of common stock of the Issuer and the Issuer’s EPM Live product business. The issuance of the shares of common stock of the Issuer to Hipcricket was not registered under the Securities Act and the parties relied on a private placement exemption from such registration requirements. In connection with the Hipcricket transaction, the Issuer agreed to use commercially reasonable efforts to amend the Issuer’s Amended and Restated Investors’ Rights Agreement, dated as of December 20, 2013, to include such 1,000,000 Shares as registrable securities and grant registration rights associated with such Shares thereunder. The value of such 1,000,000 Shares on the closing date of such transaction was $6,160,000, based on the closing sale price of the Issuer’s common stock on March 14, 2016. The Asset Purchase Agreement, dated as of March 14, 2016, among the Issuer, the subsidiary of the Issuer and Hipcricket is attached to this Schedule 13D as Exhibit B.

In connection with the Hipcricket transaction, Hipcricket, the Issuer and a subsidiary of the Issuer entered into transition services agreements to provide certain services to support the respective acquirers of the Hipcricket and EPM Live businesses on a transitional basis, including sales, product and marketing, support, facilities, human resources, engineering, compliance and accounting services.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit B	Asset Purchase Agreement, dated as of March 14, 2016, among the Issuer, Upland Software III, LLC and Hipcricket.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2016

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

HIPCRICKET, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

Annex I

Information With Respect to Transactions of Shares since the filing of Amendment No. 4

ESW Capital, LLC

Date	Transaction	Shares	Price/Share ($)
1/15/2016	Purchase	8,200	7.02
1/19/2016	Purchase	5,439	7.02
1/20/2016	Purchase	4,055	6.92
1/26/2016	Purchase	10,800	7.02
1/29/2016	Purchase	15,710	6.90
2/8/2016	Purchase	21,100	6.83
2/9/2016	Purchase	42,896	7.02
3/14/2016	Purchase	1,000,000		*
3/15/2016	Purchase	20,954	6.27

Purchases from January 15, 2016 through February 9, 2016 and on March 15, 2016 are inclusive of brokerage commissions.

*	See Items 3, 4 and 6 to this Schedule 13D.

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of March 17, 2016.

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

HIPCRICKET, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

Exhibit B

Execution Version

ASSET PURCHASE AGREEMENT

by and among

HIPCRICKET, INC.,

UPLAND SOFTWARE, INC.

and

UPLAND SOFTWARE III, LLC

dated as of

March 14, 2016

i

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of March 14, 2016, is entered into by and among Upland Software III, LLC, a Delaware limited liability company (“Buyer” or “EPM Live”), Hipcricket, Inc., a Delaware corporation (“Seller” or “Hipcricket”), and, Upland Software, Inc., a Delaware corporation (“Buyer Parent”).

WHEREAS, Hipcricket is engaged in the business of providing data driven mobile engagement software and services generally marketed, sold, delivered or performed under the name “Hipcricket” (the “Hipcricket Business”);

WHEREAS, EPM Live is engaged in the business of project management software and services primarily built on Microsoft’s Sharepoint software and generally marketed, sold, delivered or performed under the name “EPM Live” or “LMR Solutions” (the “EPM Live Business”);

WHEREAS, in order facilitate the transactions contemplated hereby, Buyer Parent has entered into a Contribution Agreement, to be effective immediately prior to the Closing, pursuant to which it has transferred to EPM Live certain assets that are part of the EPM Live Purchased Assets hereunder;

WHEREAS, in order facilitate the transactions contemplated hereby, Hipcricket’s Affiliate, Aurea Software, Inc., has entered into a Contribution Agreement, to be effective immediately prior to the Closing, pursuant to which it has transferred to Hipcricket certain assets that are part of the Hipcricket Purchased Assets hereunder;

WHEREAS, Hipcricket wishes to sell and assign to EPM Live, and EPM Live wishes to purchase and assume from Hipcricket, those assets and liabilities of the Hipcricket Business set forth in this Agreement, subject to the terms and conditions set forth herein; and

WHEREAS, EPM Live wishes to sell and assign to Hipcricket, and Hipcricket wishes to purchase and assume from EPM Live, those assets and liabilities of the EPM Live Business set forth in this Agreement, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For avoidance of doubt and notwithstanding the foregoing definitions, (i) Buyer Parent and its subsidiaries will not be deemed to control, be controlled by, or be under common control, ESW Capital, LLC, a Delaware limited liability company (“Seller Parent”) or any other Affiliate of Seller Parent, and (ii) Seller Parent and its subsidiaries will not be deemed to control, be controlled by, or be under common control with, Buyer Parent or any other Affiliate of Buyer Parent.

“Agreement” has the meaning set forth in the preamble.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Austin, Texas are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Parent” has the meaning set forth in the preamble.

“Buyer Parent Shares” means one million shares of common stock, par value $0.0001 per share, of the Buyer Parent.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Contribution Agreements” means the EPM Live Contribution Agreement and the Hipcricket Contribution Agreement.

“Disclosure Schedules” means the EPM Live Disclosure Schedules and the Hipcricket Disclosure Schedules.

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other similar encumbrance.

“EPM Live” has the meaning set forth in the preamble.

“EPM Live Affiliate Owned Shared Know-How” means any business processes or other know-how owned by an EPM Live Affiliate that was utilized prior to the Closing in the EPM Live Business.

“EPM Live Business” has the meaning set forth in the preamble.

“EPM Live Contribution Agreement” means that certain Contribution Agreement, dated as of even date herewith, by and between Buyer Parent and EPM Live, to be effective immediately prior to the Closing.

“EPM Live Disclosure Schedules” means the EPM Live Disclosure Schedules delivered by Buyer concurrently with the execution and delivery of this Agreement.

“EPM Live Assignment and Assumption Agreement and Bill of Sale” means an assignment and assumption agreement and bill of sale in the form of Exhibit A hereto effecting the assignment to and assumption by Hipcricket of the EPM Live Purchased Assets and the EPM Live Assumed Liabilities.

“EPM Live IP Assignment Agreement” means an assignment agreement in the form of Exhibit B hereto effecting the assignment by EPM Live to Hipcricket of the EPM Live Intellectual Property Assets.

“EPM Live Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to any Intellectual Property that is owned or held by EPM Live or that is used in or necessary for the conduct of the EPM Live Business as currently conducted.

“EPM Live Intellectual Property Assets” means all Intellectual Property owned by EPM Live that is used or held for use in connection with the EPM Live Business.

“EPM Live Intellectual Property Registrations” means all EPM Live Intellectual Property Assets that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names, and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“EPM Live Owned Shared Know-How” means any business processes or other know-how owned by EPM Live that was utilized prior to the Closing in the business of an EPM Live Affiliate.

“EPM Live Personnel” means those employees or independent contractors employed or engaged by any of EPM Live, Buyer Parent or any of its Affiliates immediately prior to the Closing who regularly devote more than 15 hours per week to the performance of services for the EPM Live Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hipcricket” has the meaning set forth in the preamble.

“Hipcricket Affiliate Owned Shared Know-How” means any business processes or other know-how owned by a Hipcricket Affiliate that was utilized prior to the Closing in the Hipcricket Business.

“Hipcricket Assignment and Assumption Agreement and Bill of Sale” means an assignment and assumption agreement and bill of sale in the form of Exhibit C hereto effecting the assignment to and assumption by Buyer of the Hipcricket Purchased Assets and the Hipcricket Assumed Liabilities.

“Hipcricket Business” has the meaning set forth in the preamble.

“Hipcricket Contribution Agreement” means that certain Contribution Agreement, dated as of even date herewith, by and between Aurea Software, Inc. and Hipcricket, to be effective immediately prior to the Closing.

“Hipcricket Disclosure Schedules” means the Hipcricket Disclosure Schedules delivered by Hipcricket concurrently with the execution and delivery of this Agreement.

“Hipcricket IP Assignment Agreement” means an assignment agreement in the form of Exhibit D hereto effecting the assignment by Seller to Buyer of the Hipcricket Intellectual Property Assets.

“Hipcricket Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to any Intellectual Property that is owned or held by Seller or that is used in or necessary for the conduct of the Hipcricket Business as currently conducted.

“Hipcricket Intellectual Property Assets” means all Intellectual Property owned by Seller that is used or held for use in connection with the Hipcricket Business.

“Hipcricket Intellectual Property Registrations” means all Hipcricket Intellectual Property Assets that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names, and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Hipcricket Owned Shared Know-How” means any business processes or other know-how owned by Hipcricket that was utilized prior to the Closing in the business of a Hipcricket Affiliate.

“Hipcricket Personnel” means those employees or independent contractors employed or engaged by any of Seller, Seller Parent or any of its Affiliates immediately prior to the Closing who regularly devote more than 15 hours per week to the performance of services for the Hipcricket Business.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; (g) semiconductor chips and mask works; (h) rights to telephone numbers, short codes, service identifiers and the like; (i) royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing; and (j) rights to Actions of any nature available to or being pursued by Seller to the extent related to the foregoing, whether accruing before, on or after the date hereof, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages.

“Knowledge of Buyer” or “Buyer’s Knowledge” or “Knowledge of EPM Live” or “EPM Live’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of Kirk Larson, Sean Daniel, Craig MacInnis, Mounir Hilal, Sean Nathaniel, Brad Robbins, Thomas Kernes, Angie McDermott, and John Hinners.

“Knowledge of Seller” or “Seller’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of Chris Miller, Eric Letsche, Pat McLain, Kirk Kirkpatrick, Chris Errett, Liz Davis and Jennifer McManus-Kirk.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Losses” means actual damages, liabilities, costs or expenses, out-of-pocket losses, including reasonable attorneys’ fees. Losses do not include incidental damages or consequential damages, except to the extent such damages were the reasonably foreseeable result of, and proximately caused by, the breach in question.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, financial condition or assets of the Hipcricket Business or the EPM Live Business, as applicable, or (b) the ability to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change to the extent, directly or indirectly, arising out of or attributable to: (1) general economic conditions, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment of personnel of the United States, or (3) changes in financial, banking, or securities markets (including any disruption thereof), except with respect to clauses (1) through (3), to the extent (and only to the extent) that there is a disproportionate effect on the Hipcricket Business or the EPM Live Business, as applicable, compared to other participants in the industries in which it operates.

“Permits” means all permits, licenses, franchises, approvals, authorizations and consents required to be obtained from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Registration Rights Letter” means a letter agreement between Buyer Parent and Seller in the form of Exhibit E hereto.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Seller” has the meaning set forth in the preamble.

“Seller Parent” has the meaning set forth in the preamble.

“SITO Contract” means that certain Asset Purchase Agreement, dated July 8, 2015, by and among SITO Mobile, Ltd., SITO Mobile Solutions, Inc., Seller and solely for the purposes of Section 10.10 therein, Seller Parent.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed (or permitted to be filed and actually filed) with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE Amex Equities (formerly the American Stock Exchange), the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or the OTC Bulletin Board on which the common stock of Buyer is listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, the Hipcricket Assignment and Assumption Agreement and Bill of Sale, Hipcricket IP Assignment Agreement, the EPM Live Assignment and Assumption Agreement and Bill of Sale, EPM Live IP Assignment Agreement, the Transition Services Agreements, the Registration Rights Letter, the Contribution Agreements and the other agreements, instruments and documents required to be delivered at the Closing.

“Transfer Agent” means Computershare, Inc. or Buyer’s then-current transfer agent.

“Transition Services Agreements” means the Transition Services Agreements attached as Exhibit F hereto and Exhibit G hereto, dated of even date herewith, buy and between Buyer Parent and Seller.

ARTICLE II

PURCHASE AND SALE

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, (i) Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of any Encumbrances, all of Seller’s right, title and interest in, to and under all of the Hipcricket Purchased Assets; (ii) EPM Live shall sell, assign, transfer, convey and deliver to Hipcricket, and Hipcricket shall purchase from EPM Live, free and clear of any Encumbrances, all of EPM Live’s right, title and interest in, to and under all of the EPM Live Purchased Assets; and (iii) Buyer Parent shall issue to Seller the Buyer Parent Shares.

Section 2.02 Hipcricket Purchased Assets. As used herein, the “Hipcricket Purchased Assets” means all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located (in all cases other than the Hipcricket Excluded Assets), which solely relate to, or are solely used or held for use in connection with, the Hipcricket Business, including, without limitation, the following:

(a) all accounts or notes receivable held by Seller (“Hipcricket Accounts Receivable”), including, but not limited to, the accounts receivable set forth on Section 2.02(a) of the Hipcricket Disclosure Schedules, and any security, claim, remedy or other right related to any of the foregoing, except with respect to the Hipcricket Affiliate Receivables;

(b) all Contracts, including but not limited to the Hipcricket Intellectual Property Agreements, set forth on Section 2.02(b) of the Hipcricket Disclosure Schedules (such scheduled Contracts, the “Hipcricket Assigned Contracts”);

(c) all Hipcricket Intellectual Property Assets;

(d) all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property (the “Hipcricket Tangible Personal Property”);

(e) all Permits that are held by Seller and required for the conduct of the Hipcricket Business as currently conducted or for the ownership and use of the Hipcricket Purchased Assets, including, without limitation, those listed on Section 2.02(e) of the Hipcricket Disclosure Schedules;

(f) all rights to any Actions of any nature available to or being pursued by Seller to the extent related to the Hipcricket Business, the Hipcricket Purchased Assets or the Hipcricket Assumed Liabilities, but excluding such rights to the extent related to the Hipcricket Excluded Assets or to the Hipcricket Excluded Liabilities, whether arising by way of counterclaim or otherwise;

(g) all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees of Seller to the extent related to the Hipcricket Business, the Hipcricket Purchased Assets or the Hipcricket Assumed Liabilities (excluding any such item relating to the payment of Taxes);

(h) all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Hipcricket Purchased Assets or Hipcricket Assumed Liabilities, but excluding such rights to the extent related to the Hipcricket Excluded Assets or to the Hipcricket Excluded Liabilities;

(i) originals, or where not available, copies, to the extent available, of all books and records to the extent solely related to the Hipcricket Business, the Hipcricket Purchased Assets or the Hipcricket Assumed Liabilities, including books of account, ledgers and general, financial and accounting records, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, maintenance records, customer complaints and inquiry files, strategic plans, research and development files, records and data, correspondence (including all correspondence with any Governmental Authority), marketing and promotional surveys, material and research, sales material and records, other than books and records set forth in Section 2.03(d) (“Hipcricket Books and Records”); and

(j) all goodwill and going concern value of the Hipcricket Business.

Section 2.03 Hipcricket Excluded Assets. Notwithstanding the foregoing, the Hipcricket Purchased Assets shall not include the following assets (collectively, the “Hipcricket Excluded Assets”):

(a) cash and cash equivalents, bank accounts and securities of Seller;

(b) those Contracts set forth on Section 2.03(b) of the Hipcricket Disclosure Schedules (the “Hipcricket Excluded Contracts”);

(c) all accounts or notes receivable held by Seller that constitute intercompany receivables with respect to any Person that is an Affiliate of Seller (“Hipcricket Affiliate Receivables”);

(d) the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller, and any other books and records specifically set forth on Section 2.03(d) of the Hipcricket Disclosure Schedules;

(e) any Tax refunds;

(f) all Benefit Plans and assets attributable thereto;

(g) all insurance benefits, including rights and proceeds, arising from or relating to the Hipcricket Business, the Hipcricket Purchased Assets or the Hipcricket Assumed Liabilities;

(h) the assets, properties and rights specifically set forth on Section 2.03(h) of the Hipcricket Disclosure Schedules; and

(i) the rights which accrue or will accrue to Seller under the Transaction Documents.

Section 2.04 Hipcricket Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge only the following Liabilities of Seller (collectively, the “Hipcricket Assumed Liabilities”), and no other Liabilities:

(a) the trade accounts payable of Seller to third parties in connection with the Hipcricket Business set forth on Section 2.04(a) of the Hipcricket Disclosure Schedules;

(b) all Liabilities in respect of the Hipcricket Assigned Contracts;

(c) the covenants and obligations of Seller under Section 6.6(d) of the SITO Contract with respect to patents included in the Hipcricket Purchased Assets;

(d) the covenants and obligations of Seller under Section 6.6(f) of the SITO Contract with respect to non-competition agreements included in the Hipcricket Purchased Assets; and

(e) those Liabilities of Seller set forth on Section 2.04(d) of the Hipcricket Disclosure Schedules.

Section 2.05 Hipcricket Excluded Liabilities. Notwithstanding the provisions of Section 2.04 or any other provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller or any of its Affiliates of any kind or nature whatsoever other than the Hipcricket Assumed Liabilities (the “Hipcricket Excluded Liabilities”). Without limiting the generality of the foregoing, the Hipcricket Excluded Liabilities shall include, but not be limited to, the following:

(a) any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others;

(b) any Liability for (i) Taxes of Seller (or any stockholder or Affiliate of Seller) or relating to the Hipcricket Business, the Hipcricket Purchased Assets or the Hipcricket Assumed Liabilities for any Pre-Closing Tax Period; (ii) Taxes that arise out of the consummation of the transactions contemplated hereby or that are the responsibility of Seller pursuant to Section 7.06; or (iii) other Taxes of Seller (or any stockholder or Affiliate of Seller) of any kind or description (including any Liability for Taxes of Seller (or any stockholder or Affiliate of Seller) that becomes a Liability of Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract or Law);

(c) any Liabilities relating to or arising out of the Hipcricket Excluded Assets;

(d) any Liabilities of Seller or its Affiliates arising under or in connection with any Benefit Plan providing benefits to any present or former employee of Seller;

(e) any Liabilities of Seller or its Affiliates for any present or former employees, officers, directors, retirees, independent contractors or consultants of Seller, including, without limitation, any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments;

(f) any Environmental Claims, or Liabilities under Environmental Laws, to the extent arising out of or relating to facts, circumstances or conditions existing on or prior to the Closing or otherwise to the extent arising out of any actions or omissions of Seller;

(g) any trade accounts payable (i) to the extent not set forth on Section 2.04(a) of the Hipcricket Disclosure Schedules; (ii) which constitute intercompany payables owing to Affiliates of Seller; or (iii) which constitute debt, loans or credit facilities to financial institutions;

(h) any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of Seller (including with respect to any breach of fiduciary obligations by same), except for indemnification of same pursuant to Section 8.03 as Seller Indemnitees;

(i) any Liabilities under the Hipcricket Excluded Contracts;

(j) any Liabilities associated with debt, loans or credit facilities of Seller, its Affiliates and/or the Hipcricket Business owing to financial institutions; and

(k) any Liabilities arising out of, in respect of or in connection with the failure by Seller or any of its Affiliates to comply with any Law or Governmental Order.

Section 2.06 EPM Live Purchased Assets. As used herein, the “EPM Live Purchased Assets” means all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located (in all cases other than the EPM Live Excluded Assets), which solely relate to, or are solely used or held for use in connection with, the EPM Live Business, including, without limitation, the following:

(a) all accounts or notes receivable held by EPM Live (“EPM Live Accounts Receivable”), including, but not limited to, the accounts receivable set forth on Section 2.06(a) of the EPM Live Disclosure Schedules, and any security, claim, remedy or other right related to any of the foregoing, except with respect to the EPM Live Affiliate Receivables;

(b) all Contracts, including EPM Live Intellectual Property Agreements, set forth on Section 2.06(b) of the EPM Live Disclosure Schedules (such scheduled Contracts, the “EPM Live Assigned Contracts”);

(c) all EPM Live Intellectual Property Assets;

(d) all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property (the “EPM Live Tangible Personal Property”);

(e) all Permits that are held by EPM Live and required for the conduct of the EPM Live Business as currently conducted or for the ownership and use of the EPM Live Purchased Assets, including, without limitation, those listed on Section 2.06(e) of the EPM Live Disclosure Schedules;

(f) all rights to any Actions of any nature available to or being pursued by EPM Live to the extent related to the EPM Live Business, the EPM Live Purchased Assets or the EPM Live Assumed Liabilities, but excluding such rights to the extent related to the EPM Live Excluded Assets and EPM Live Excluded Liabilities, whether arising by way of counterclaim or otherwise;;

(g) all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees of EPM Live to the extent related to the EPM Live Business, the EPM Live Purchased Assets or the EPM Live Assumed Liabilities (excluding any such item relating to the payment of Taxes);

(h) all of EPM Live’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any EPM Live Purchased Assets or EPM Live Assumed Liabilities, but excluding such rights to the extent related to the EPM Live Excluded Assets and EPM Live Excluded Liabilities;

(i) originals, or where not available, copies, to the extent available, of all books and records to the extent solely related to the EPM Live Business, the EPM Live Purchased Assets or the EPM Live Assumed Liabilities, including books of account, ledgers and general, financial and accounting records, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, maintenance records, customer complaints and inquiry files, strategic plans, research and development files, records and data, correspondence (including all correspondence with any Governmental Authority), marketing and promotional surveys, material and research, sales material and records, other than books and records set forth in Section 2.07(d) (“EPM Live Books and Records”); and

(j) all goodwill and going concern value of the EPM Live Business.

Section 2.07 EPM Live Excluded Assets. Notwithstanding the foregoing, the EPM Live Purchased Assets shall not include the following assets (collectively, the “EPM Live Excluded Assets”):

(a) cash and cash equivalents, bank accounts and securities of EPM Live;

(b) those Contracts set forth on Section 2.07(b) of the EPM Live Disclosure Schedules (the “EPM Live Excluded Contracts”);

(c) all accounts or notes receivable held by Buyer that constitute intercompany receivables with respect to any Person that is an Affiliate of Buyer (“EPM Live Affiliate Receivables”);

(d) the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of EPM Live, and any other books and records specifically set forth on Section 2.07(d) of the EPM Live Disclosure Schedules;

(e) any Tax refunds;

(f) all Benefit Plans and assets attributable thereto;

(g) all insurance benefits, including rights and proceeds, arising from or relating to the EPM Live Business, the EPM Live Purchased Assets or the EPM Live Assumed Liabilities;

(h) the assets, properties and rights specifically set forth on Section 2.07(h) of the EPM Live Disclosure Schedules; and

(i) the rights which accrue or will accrue to EPM Live under the Transaction Documents.

Section 2.08 EPM Live Assumed Liabilities. Subject to the terms and conditions set forth herein, Hipcricket shall assume and agree to pay, perform and discharge only the following Liabilities of EPM Live (collectively, the “EPM Live Assumed Liabilities”), and no other Liabilities:

(a) the trade accounts payable of EPM Live to third parties in connection with the EPM Live Business set forth on Section 2.08(a) of the EPM Live Disclosure Schedules;

(b) all Liabilities in respect of the EPM Live Assigned Contracts; and

(c) those Liabilities of EPM Live set forth on Section 2.08(c) of the EPM Live Disclosure Schedules.

Section 2.09 EPM Live Excluded Liabilities. Notwithstanding the provisions of Section 2.08 or any other provision in this Agreement to the contrary, Hipcricket shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of EPM Live or any of its Affiliates of any kind or nature whatsoever other than the EPM Live Assumed Liabilities (the “EPM Live Excluded Liabilities”). Without limiting the generality of the foregoing, the EPM Live Excluded Liabilities shall include, but not be limited to, the following:

(a) any Liabilities of EPM Live arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others;

(b) any Liability for (i) Taxes of EPM Live (or any stockholder or Affiliate of EPM Live) or relating to the EPM Live Business, the EPM Live Purchased Assets or the EPM Live Assumed Liabilities for any Pre-Closing Tax Period; (ii) Taxes that arise out of the consummation of the transactions contemplated hereby or that are the responsibility of EPM Live pursuant to Section 7.06; or (iii) other Taxes of EPM Live (or any stockholder or Affiliate of EPM Live) of any kind or description (including any Liability for Taxes of EPM Live (or any stockholder or Affiliate of EPM Live) that becomes a Liability of Hipcricket under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract or Law);

(c) any Liabilities relating to or arising out of the EPM Live Excluded Assets;

(d) any Liabilities of EPM Live or its Affiliates arising under or in connection with any Benefit Plan providing benefits to any present or former employee of EPM Live;

(e) any Liabilities of EPM Live or its Affiliates for any present or former employees, officers, directors, retirees, independent contractors or consultants of EPM Live, including, without limitation, any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments;

(f) any Environmental Claims, or Liabilities under Environmental Laws, to the extent arising out of or relating to facts, circumstances or conditions existing on or prior to the Closing or otherwise to the extent arising out of any actions or omissions of EPM Live;

(g) any trade accounts payable (i) to the extent not set forth on Section 2.08(a) of the EPM Live Disclosure Schedules; (ii) which constitute intercompany payables owing to Affiliates of EPM Live; or (iii) which constitute debt, loans or credit facilities to financial institutions;

(h) any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of EPM Live (including with respect to any breach of fiduciary obligations by same), except for indemnification of same pursuant to Section 8.03 as EPM Live Indemnitees;

(i) any Liabilities under the EPM Live Excluded Contracts;

(j) any Liabilities associated with debt, loans or credit facilities of EPM Live, its Affiliates and/or the EPM Live Business owing to financial institutions; and

(k) any Liabilities arising out of, in respect of or in connection with the failure by EPM Live or any of its Affiliates to comply with any Law or Governmental Order.

Section 2.10 Consideration for Purchased Assets. The consideration for the Hipcricket Purchased Assets shall be the Buyer Parent Shares and the EPM Live Purchased Assets, plus the assumption of the Hipcricket Assumed Liabilities. The consideration for the EPM Live Purchased Assets and the Buyer Parent Shares shall be the Hipcricket Purchased Assets, plus the assumption of the EPM Live Assumed Liabilities. To the extent possible, the consideration received by Seller related to Seller’s sale of each of Seller’s assets shall be Buyer’s assets of like kind (as the term is defined in Internal Revenue Code Section 1031 and the related Regulations). Any excess value of Seller’s assets of like kind over Buyer’s assets of like kind shall be compensated first by Buyer Parent Shares, and then by goodwill or going concern value. For the avoidance of doubt, although the Agreement calls, in part, for all Purchased Assets of Hipcricket to be exchanged for all Purchased Assets of EPM Live, such exchange is intended to be done on an asset by asset basis (or subset of assets of like kind basis) rather than in the aggregate.

Section 2.11 Allocation of Purchase Price. Seller and Buyer agree that the consideration for the Hipcricket Purchased Assets, Buyer Parent Shares and the EPM Live Purchased Assets, as applicable, shall be allocated among the Hipcricket Purchased Assets, Buyer Parent Shares and the EPM Live Purchased Assets, for all purposes (including Tax and financial accounting) as shown on the allocation schedule (the “Allocation Schedule”). A draft of the Allocation Schedule shall be prepared by Seller and delivered to Buyer within 90 days following the Closing Date. If Buyer notifies Seller in writing that Buyer objects to one or more items reflected in the Allocation Schedule, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within 120 days following the Closing Date, such dispute shall be resolved by a nationally recognized firm of independent certified public accountants mutually appointed by Buyer and Seller. The fees and expenses of such accounting firm shall be borne equally by Seller and Buyer. Buyer and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule. Any adjustments to the purchase price shall be allocated in a manner consistent with the Allocation Schedule.

Section 2.12 Non-assignable Assets.

(a) To the extent that Seller’s rights under any Contract or Permit constituting a Hipcricket Purchased Asset, or any other Hipcricket Purchased Asset, may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller shall use its commercially reasonable efforts to obtain any such required consent(s) as promptly as possible, but in no event shall Seller be required to make any expenditure of funds in order to obtain such consent. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Hipcricket Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Hipcricket Purchased Asset, shall act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Hipcricket Purchased Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer, subject to Buyer’s performance thereunder as if a party thereto. Notwithstanding anything set forth herein to the contrary, except to the extent provided in the Transition Services Agreements, in no event shall Seller be liable to Buyer (i) for the failure to obtain the consent of any customer or (ii) in the event such customer cancels or terminates a Contract as a result of the failure to obtain such consent.

(b) To the extent that EPM Live’s rights under any Contract or Permit constituting a EPM Live Purchased Asset, or any other EPM Live Purchased Asset, may not be assigned to Hipcricket without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and EPM Live shall use its commercially reasonable efforts to obtain any such required consent(s) as promptly as possible, but in no event shall EPM Live be required to make any expenditure of funds in order to obtain such consent. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Hipcricket’s rights under the EPM Live Purchased Asset in question so that Hipcricket would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the EPM Live Purchased Asset, shall act after the Closing as Hipcricket’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the EPM Live Purchased Asset, with Hipcricket in any other reasonable arrangement designed to provide such benefits to Hipcricket, subject to Hipcricket’s performance thereunder as if a party thereto. Notwithstanding anything set forth herein to the contrary, except to the extent provided in the Transition Services Agreements, in no event shall Buyer be liable to Seller (i) for the failure to obtain the consent of any customer or (ii) in the event such customer cancels or terminates a Contract as a result of the failure to obtain such consent.

ARTICLE III

CLOSING

Section 3.01 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Pillsbury Winthrop Shaw Pittman LLP, 401 Congress Avenue, Suite 1700, at 10:00 a.m., Austin, Texas time, on the date hereof the (“Closing Date”).

Section 3.02 Closing Deliverables.

(a) At the Closing, Seller shall deliver to Buyer the following:

(i) the Hipcricket Assignment and Assumption Agreement and Bill of Sale, the Hipcricket IP Assignment Agreement, the EPM Live Assignment and Assumption Agreement and Bill of Sale, the EPM Live IP Assignment Agreement, and the Transition Services Agreements, each duly executed by Seller;

(ii) the Registration Rights Letter executed by Seller;

(iii) a certificate, dated the Closing Date, of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(iv) a certificate, dated the Closing Date, of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder;

(v) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that Seller is not a foreign person within the meaning of Section 1445 of the Code duly executed by Seller;

(vi) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement; and

(vii) the Hipcricket Contribution Agreement, duly executed by Seller and Aurea Software, Inc.

(b) At the Closing, EPM Live shall deliver, or cause to be delivered, to Hipcricket the following:

(i) the EPM Live Assignment and Assumption Agreement and Bill of Sale, the EPM Live IP Assignment Agreement, the Hipcricket Assignment and Assumption Agreement and Bill of Sale, and the Hipcricket IP Assignment Agreement, each duly executed by EPM Live;

(ii) a certificate, dated the Closing Date, of the Secretary or an Assistant Secretary (or equivalent officer) of EPM Live certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of EPM Live authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(iii) a certificate, dated the Closing Date, of the Secretary or an Assistant Secretary (or equivalent officer) of EPM Live certifying the names and signatures of the officers of EPM Live authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder;

(iv) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that EPM Live is not a foreign person within the meaning of Section 1445 of the Code duly executed by EPM Live;

(v) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Hipcricket, as may be required to give effect to this Agreement; and

(vi) the EPM Live Contribution Agreement, duly executed by EPM Live.

(c) At the Closing, Buyer Parent shall deliver, or cause to be delivered, to Hipcricket the following:

(i) evidence that Buyer Parent has instructed the Transfer Agent to issue a certificate representing the Buyer Parent Shares in the name of Hipcricket;

(ii) the Transition Services Agreements, each duly executed by Buyer Parent;

(iii) the Registration Rights Letter executed by Buyer Parent;

(iv) a certificate, dated the Closing Date, of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer Parent certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer Parent authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(v) a certificate, dated the Closing Date, of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer Parent certifying the names and signatures of the officers of Buyer Parent authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder; and

(vi) the EPM Live Contribution Agreement, duly executed by Buyer Parent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Hipcricket Disclosure Schedules or to the extent arising prior to May 15, 2015, Seller represents and warrants to Buyer that the statements contained in this Article IV are true and correct as of the date hereof:

Section 4.01 Organization and Qualification of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Hipcricket Business as currently conducted. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Hipcricket Purchased Assets or the operation of the Hipcricket Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

Section 4.02 Authority of Seller. Seller has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.03 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or bylaws of Seller; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, the Hipcricket Business or the Hipcricket Purchased Assets; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Hipcricket Material Contract; except in the case of clause (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a Material Adverse Effect.

Section 4.04 Financial Statements. Copies of the unaudited financial statements consisting of the balance sheet of the Hipcricket Business as at December 31, 2015 and unaudited statements of revenue and direct costs for the trailing four quarters then ended (the “Hipcricket Financial Statements”) have been delivered to Buyer and are included in the Hipcricket Disclosure Schedules. The Hipcricket Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to normal and recurring year-end adjustments and the absence of notes. The Hipcricket Financial Statements fairly present in all material respects the financial condition of the Hipcricket Business as of the respective dates they were prepared and the results of the operations of the Hipcricket Business for the periods indicated. The balance sheet of the Hipcricket Business as of December 31, 2015, is referred to herein as the “Hipcricket Balance Sheet” and the date thereof as the “Hipcricket Balance Sheet Date”. Seller maintains a standard system of accounting for the Hipcricket Business established and administered in accordance with GAAP.

Section 4.05 Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by this Agreement, from the Hipcricket Balance Sheet Date until the date of this Agreement, the Hipcricket Business has been operated in the ordinary course of business in all material respects and there has not been, with respect to the Hipcricket Business, any:

(a) event, occurrence or development that has had a Material Adverse Effect;

(b) incurrence of any indebtedness for borrowed money in connection with Hipcricket Business in an aggregate amount exceeding $5,000, except unsecured current obligations and liabilities incurred in the ordinary course of business;

(c) sale or other disposition of any of the assets shown or reflected in the Hipcricket Balance Sheet, except for the sale of inventory in the ordinary course of business and except for any assets having an aggregate value of less than $5,000;

(d) cancellation of any debts or claims or amendment, termination or waiver of any material rights with respect to the Hipcricket Business, except in the ordinary course of business;

(e) capital expenditures in an aggregate amount exceeding $5,000;

(f) imposition of any Encumbrance upon any of the properties or assets of the Hipcricket Business;

(g) increase in the compensation of any Hipcricket Personnel;

(h) adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, manager, independent contractor or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a union or labor organization, in each case whether written or oral;

(i) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(j) purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $5,000, except for purchases of inventory or supplies in the ordinary course of business; or

(k) any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 4.06 Material Contracts.

(a) Section 4.06(a) of the Hipcricket Disclosure Schedules lists each of the following Contracts (x) by which any of the Hipcricket Purchased Assets are bound or affected or (y) to which Seller is a party or by which Seller or any of its Affiliates is bound in connection with the Hipcricket Business or the Hipcricket Purchased Assets (together with all Hipcricket Leases listed in Section 4.09(a) of the Hipcricket Disclosure Schedules and all Hipcricket Intellectual Property Agreements listed in Section 4.10(a) of the Hipcricket Disclosure Schedules, collectively, the “Hipcricket Material Contracts”):

(i) all Contracts involving aggregate consideration, in any twelve-month period, in excess $100,000;

(ii) all employment agreements and Contracts with independent contractors or consultants or similar arrangements;

(iii) all Contracts that limit or purport to limit, in any material respect, the ability of Seller to compete in any line of business or with any Person or in any geographic area or during any period of time;

(iv) all Contracts that relate to the sale of any material assets of the Hipcricket Business, other than in the ordinary course of business, or the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any such assets;

(v) all Contracts that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(vi) except for agreements relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees), in each case having an outstanding principal amount in excess of $5,000;

(vii) all Contracts between or among the Seller on the one hand and any Affiliate of Seller on the other hand; and

(viii) all other Contracts that are material to the Hipcricket Purchased Assets or the operation of the Hipcricket Business and not previously disclosed pursuant to this Section 4.06.

(b) Each Hipcricket Material Contract is valid and binding in accordance with its terms and is in full force and effect. None of Seller or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Hipcricket Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Hipcricket Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder, except for any such breach, default, termination, acceleration, change or loss that would not have a Material Adverse Effect. Complete and correct copies of each Hipcricket Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.

(c) To the Knowledge of Seller, there are no material disputes pending or threatened in writing under any Hipcricket Material Contract or under any other Contract included in the Hipcricket Purchased Assets. Seller has not received written notice that (i) any customer has ceased, or intends to cease after the Closing, to use the goods or services of the Hipcricket Business or to otherwise terminate or materially reduce its relationship with the Hipcricket Business; or (ii) any of supplier has ceased, or intends to cease, to supply goods or services to the Hipcricket Business or to otherwise terminate or materially reduce its relationship with the Hipcricket Business.

Section 4.07 Title to Purchased Assets. Seller has good and valid title to, or a valid leasehold interest in, all of the Hipcricket Purchased Assets. All such Hipcricket Purchased Assets (including leasehold interests, if any) are free and clear of Encumbrances. No Affiliate of Seller holds any interest in the Hipcricket Purchased Assets or any other rights, property or assets used or held for use in or necessary for the conduct of the Hipcricket Business as currently conducted.

Section 4.08 Condition and Sufficiency of Assets. The items of tangible property included in the Hipcricket Purchased Assets are in good operating condition and repair, are adequate for the uses to which they are being put, and are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Hipcricket Purchased Assets, together with the services, assets, properties, rights and other resources to be provided by Hipcricket pursuant to the Hipcricket Transition Services Agreement, other than any physical location to conduct the Hipcricket Business, are sufficient for the continued conduct of the Hipcricket Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Hipcricket Business as currently conducted.

Section 4.09 Real Property

(a) Section 4.09(a) of the Hipcricket Disclosure Schedules sets forth all real property leased by Seller and primarily used in connection with the Hipcricket Business (collectively, the “Hipcricket Leased Real Property”), and a list, as of the date of this Agreement, of all leases for each Hipcricket Leased Real Property involving annual payments of at least $10,000 (collectively, the “Hipcricket Leases”).

(b) Seller has not received any written notice of existing, pending or threatened (i) condemnation proceedings affecting the Hipcricket Leased Real Property, or (ii) zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate the Hipcricket Leased Real Property as currently operated. Neither the whole nor any material portion of any Hipcricket Leased Real Property has been damaged or destroyed by fire or other casualty.

Section 4.10 Intellectual Property.

(a) Section 4.10(a) of the Hipcricket Disclosure Schedules lists all (i) Hipcricket Intellectual Property Registrations and (ii) Hipcricket Intellectual Property Assets, including software, that are not registered but that are material to the operation of the Business. To Seller’s Knowledge, all required filings and fees related to the Hipcricket Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Hipcricket Intellectual Property Registrations are otherwise in good standing. Seller has or shall, upon written request, provide Buyer with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Hipcricket Intellectual Property Registrations.

(b) Section 4.10(b) of the Hipcricket Disclosure Schedules lists all Hipcricket Intellectual Property Agreements. Seller has provided Buyer with true and complete copies of all such Hipcricket Intellectual Property Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Hipcricket Intellectual Property Agreement is valid and binding on Seller in accordance with its terms and is in full force and effect. None of Seller or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any written notice of breach or default of any Hipcricket Intellectual Property Agreement. To Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute material breach under any Hipcricket Intellectual Property Agreement or result in a termination thereof or would cause or permit the acceleration or other changes of any material right or material obligation or the loss of any material benefit thereunder.

(c) To Seller’s Knowledge, Seller is the sole and exclusive owner of all right, title and interest in and to the Hipcricket Intellectual Property Assets and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Hipcricket Business as currently conducted, in each case, free and clear of Encumbrances.

(d) To Seller’s Knowledge, the Hipcricket Intellectual Property Assets, Hipcricket Intellectual Property licensed under the Hipcricket Intellectual Property Agreements, the

Intellectual Property, if any, to be provided by Hipcricket under the Hipcricket Transition Services Agreement and the Hipcricket Affiliate Owned Shared Know-How are all of the Intellectual Property necessary to operate the Hipcricket Business as presently conducted. To Seller’s Knowledge, the consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Buyer’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Hipcricket Business as currently conducted.

(e) To Seller’s Knowledge: (i) the conduct of the Hipcricket Business as currently conducted does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any Person; and (ii) no Person is infringing, misappropriating or otherwise violating any Hipcricket Intellectual Property Assets. To Seller’s Knowledge, there are no Actions pending or threatened (including in the form of offers to obtain a license) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person in connection with the Hipcricket Business. Notwithstanding anything to the contrary in this Agreement, this Section 4.10(e) constitutes the sole representation and warranty under this Agreement with respect to any actual or alleged infringement, misappropriation or other violation by Seller or the Hipcricket Business of any Intellectual Property of any other Person.

Section 4.11 Legal Proceedings; Governmental Orders.

(a) There are no actions, suits, claims, investigations or other legal proceedings pending or, to Seller’s Knowledge, threatened against or by Seller relating to or affecting the Hipcricket Business, the Hipcricket Purchased Assets or the Hipcricket Assumed Liabilities, which if determined adversely to Seller, would result in a Material Adverse Effect.

(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Hipcricket Business or the Hipcricket Purchased Assets that would have a Material Adverse Effect.

Section 4.12 Compliance With Laws; Permits.

(a) Seller is in compliance with all Laws applicable to the conduct of the Hipcricket Business as currently conducted or the ownership and use of the Hipcricket Purchased Assets, except where the failure to be in compliance would not have a Material Adverse Effect.

(b) All Permits required for Seller to conduct the Hipcricket Business as currently conducted or for the ownership and use of the Hipcricket Purchased Assets have been obtained by Seller and are valid and in full force and effect, except where the failure to obtain such Permits would not have a Material Adverse Effect.

(c) None of the representations and warranties in Section 4.12 shall be deemed to relate to environmental matters (which are governed by Section 4.13), employee benefits matters (which are governed by Section 4.14), employment matters (which are governed by Section 4.15) or tax matters (which are governed by Section 4.16).

Section 4.13 Environmental Matters. Except as would not have a Material Adverse Effect, to Seller’s Knowledge, the operations of Seller with respect to the Hipcricket Business and the Hipcricket Purchased Assets are in compliance with all Environmental Laws. Seller has not received from any Person, with respect to the Hipcricket Business or the Hipcricket Purchased Assets, any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

Section 4.14 Employee Benefit Matters.

(a) Section 4.14(a) of the Hipcricket Disclosure Schedules contains a list of each material benefit, retirement, employment, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off, welfare and fringe-benefit agreement, plan, policy and program in effect and covering one or more Employees, former employees of the Hipcricket Business, current or former directors of the Hipcricket Business or the beneficiaries or dependents of any such Persons, and is maintained, sponsored, contributed to, or required to be contributed to by Seller, or under which Seller has any material liability for premiums or benefits (as listed on Section 4.14(a) of the Hipcricket Disclosure Schedules, each, a “Hipcricket Benefit Plan”).

(b) Except as would not have a Material Adverse Effect, to Seller’s Knowledge, each Hipcricket Benefit Plan and related trust complies with all applicable Laws (including ERISA, the Code and applicable local Laws). Each Hipcricket Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to Seller’s Knowledge, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable. With respect to any Hipcricket Benefit Plan, to Seller’s Knowledge, no event has occurred or is reasonably expected to occur that has resulted in or would subject Seller to a Tax under Section 4971 of the Code or the Purchased Assets to a lien under Section 430(k) of the Code.

(c) No Hipcricket Benefit Plan: (i) is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code; or (ii) is a “multi-employer plan” (as defined in Section 3(37) of ERISA). Except as would not have a Material Adverse Effect, Seller has not: (A) withdrawn from any pension plan under circumstances resulting (or expected to result) in liability; or (B) engaged in any transaction which would give rise to a liability under Section 4069 or Section 4212(c) of ERISA.

(d) Other than as required under Section 4980B of the Code or other applicable Law, no Hipcricket Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e) Except as would not have a Material Adverse Effect, no Hipcricket Benefit Plan exists that could: (i) result in the payment to any Employee, director or consultant of the Hipcricket Business of any money or other property; or (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee, director or consultant of the Hipcricket Business, in each case, as a result of the execution of this Agreement. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

Section 4.15 Employment Matters.

(a) Section 4.15(a) of the Hipcricket Disclosure Schedules lists all current Hipcricket Personnel.

(b) Seller is not a party to, bound by, any collective bargaining or other agreement with any labor organization. To Seller’s Knowledge, there has not been any occurrence or threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting Seller or any of the Hipcricket Personnel.

(c) Seller is in compliance, and for the past three years has at all times been, with all applicable Laws pertaining to employment and employment practices that relate to the Hipcricket Personnel, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, health and safety, workers’ compensation, leaves of absence and unemployment insurance, except to the extent non-compliance would not result in a Material Adverse Effect.

Section 4.16 Taxes.

(a) All Tax Returns with respect to the Hipcricket Business required to be filed by Seller for any Pre-Closing Tax Period have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all material respects. All Taxes due and owing by Seller (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b) Seller has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Seller.

(d) All deficiencies asserted, or assessments made, against Seller as a result of any examinations by any taxing authority have been fully paid.

(e) Seller is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.

(f) There are no Encumbrances for Taxes upon any of the Hipcricket Purchased Assets nor is any taxing authority in the process of imposing any Encumbrances for Taxes on any of the Hipcricket Purchased Assets (other than for current Taxes not yet due and payable).

(g) Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(h) Seller is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011 4(b).

(i) None of the Hipcricket Purchased Assets is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

(j) None of the Hipcricket Purchased Assets is tax-exempt use property within the meaning of Section 168(h) of the Code.

Section 4.17 Investment Representations.

(a) Seller understands that the Buyer Parent Shares have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), or registered or qualified under applicable state securities laws in reliance upon certain exemptions from such registration and qualification.

(b) Seller is acquiring the Buyer Parent Shares for investment for Seller’s own account and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the 1933 Act or under any applicable state securities laws. Seller understands that the exemption from registration under the 1933 Act for the issuance of the Buyer Parent Shares depends in part upon the bona fide nature of Seller’s investment intent as expressed in this Agreement. Seller understands that the Buyer Parent Shares are “restricted securities” under federal and state securities laws and that, pursuant to these laws, Seller must hold the Buyer Parent Shares indefinitely unless they are registered and qualified under such laws or an exemption from such registration and qualification is available. Seller further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on certain requirements, including, but not limited to, the time and manner of sale, the holding period for the Buyer Parent Shares and requirements relating to Buyer Parent, which are outside of Seller’s control and which Buyer Parent is under no obligation, and may not be able, to satisfy.

(c) Seller is aware of Buyer Parent’s business affairs and financial condition and has acquired sufficient information about Buyer Parent to reach an informed and knowledgeable decision to acquire the Buyer Parent Shares. Seller has the capacity to protect Seller’s own interests in connection with the acquisition of the Buyer Parent Shares by virtue of the business or financial expertise of Seller or professional advisors to Seller who are unaffiliated with and who are not compensated by Buyer Parent or any of its affiliates, directly or indirectly.

(d) Seller believes that an investment in the Buyer Parent Shares is suitable for Seller based on Seller’s investment objectives and financial needs, and Seller is able to bear the economic risk of an investment in the Buyer Parent Shares. Seller has such knowledge and experience in financial and business matters as to make Seller capable of evaluating the risks of the prospective investment and to make an informed investment decision and is able to bear the economic risk of an investment in the Buyer Parent Shares.

(e) Seller understands and agrees that the Buyer Parent Shares will be issued with the legend set forth below or a legend substantially equivalent thereto, together with any other legends that may be required by state or federal securities laws:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT.

(f) Seller agrees that, in accordance with the restrictions referred to herein, Buyer Parent may issue appropriate “stop transfer” instructions to its transfer agent, if any, and that, if Buyer Parent transfers its own securities, it may make appropriate notations to the same effect in its own records.

(g) Buyer Parent shall not be required (i) to transfer on its books any Buyer Parent Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Buyer Parent Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Buyer Parent Shares shall have been so transferred.

Section 4.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

Section 4.19 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV (including the related portions of the Hipcricket Disclosure Schedules), neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Hipcricket Business and the Hipcricket Purchased Assets furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Hipcricket Business, or any representation or warranty arising from statute or otherwise in law.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the EPM Live Disclosure Schedules or to the extent arising prior to November 13, 2012, Buyer represents and warrants to Seller that the statements contained in this Article V are true and correct as of the date hereof.

Section 5.01 Organization and Qualification of Seller. EPM Live is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all necessary limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the EPM Live Business as currently conducted. EPM Live is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the EPM Live Purchased Assets or the operation of the EPM Live Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

Section 5.02 Authority of Seller. EPM Live has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which EPM Live is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by EPM Live of this Agreement and any other Transaction Document to which EPM Live is a party, the performance by EPM Live of its obligations hereunder and thereunder and the consummation by EPM Live of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of EPM Live. This Agreement has been duly executed and delivered by EPM Live, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of EPM Live, enforceable against EPM Live in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which EPM Live is or will be a party has been duly executed and delivered by EPM Live (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of EPM Live enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.03 No Conflicts; Consents. The execution, delivery and performance by EPM Live of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or bylaws of EPM Live; (b) result in a violation or breach of any provision of any Law or Governmental

Order applicable to EPM Live, the EPM Live Business or the EPM Live Purchased Assets; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any EPM Live Material Contract; except in the case of clause (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to EPM Live in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a Material Adverse Effect.

Section 5.04 Financial Statements. Copies of the unaudited financial statements consisting of the balance sheet of the EPM Live Business as at December 31, 2015 and unaudited statements of revenue and direct costs for the trailing four quarters then ended (the “EPM Live Financial Statements”) have been delivered to Hipcricket and are included in the EPM Live Disclosure Schedules. The EPM Live Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to normal and recurring year-end adjustments and the absence of notes. The EPM Live Financial Statements fairly present in all material respects the financial condition of the EPM Live Business as of the respective dates they were prepared and the results of the operations of the EPM Live Business for the periods indicated. The balance sheet of the EPM Live Business as of December 31, 2015, is referred to herein as the “EPM Live Balance Sheet” and the date thereof as the “EPM Live Balance Sheet Date”. EPM Live maintains a standard system of accounting for the EPM Live Business established and administered in accordance with GAAP.

Section 5.05 Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by this Agreement, from the EPM Live Balance Sheet Date until the date of this Agreement, the EPM Live Business has been operated in the ordinary course of business in all material respects and there has not been, with respect to the EPM Live Business, any:

(a) event, occurrence or development that has had a Material Adverse Effect;

(b) incurrence of any indebtedness for borrowed money in connection with EPM Live Business in an aggregate amount exceeding $5,000, except unsecured current obligations and liabilities incurred in the ordinary course of business;

(c) sale or other disposition of any of the assets shown or reflected in the EPM Live Balance Sheet, except for the sale of inventory in the ordinary course of business and except for any assets having an aggregate value of less than $5,000;

(d) cancellation of any debts or claims or amendment, termination or waiver of any material rights with respect to the EPM Live Business, except in the ordinary course of business;

(e) capital expenditures in an aggregate amount exceeding $5,000;

(f) imposition of any Encumbrance upon any of the properties or assets of the EPM Live Business;

(g) increase in the compensation of any EPM Live Personnel;

(h) adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, manager, independent contractor or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a union or labor organization, in each case whether written or oral;

(i) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(j) purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $5,000, except for purchases of inventory or supplies in the ordinary course of business; or

(k) any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 5.06 Material Contracts.

(a) Section 5.06(a) of the EPM Live Disclosure Schedules lists each of the following Contracts (x) by which any of the EPM Live Purchased Assets are bound or affected or (y) to which EPM Live is a party or by which EPM Live or any of its Affiliates is bound in connection with the EPM Live Business or the EPM Live Purchased Assets (together with all EPM Live Leases listed in Section 5.09(a) of the EPM Live Disclosure Schedules and all EPM Live Intellectual Property Agreements listed in Section 5.10(a) of the EPM Live Disclosure Schedules, collectively, the “EPM Live Material Contracts”):

(i) all Contracts involving aggregate consideration, in any twelve-month period, in excess $100,000;

(ii) all employment agreements and Contracts with independent contractors or consultants or similar arrangements;

(iii) all Contracts that limit or purport to limit, in any material respect, the ability of EPM Live to compete in any line of business or with any Person or in any geographic area or during any period of time;

(iv) all Contracts that relate to the sale of any material assets of the EPM Live Business, other than in the ordinary course of business, or the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any such assets;

(v) all Contracts that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(vi) except for agreements relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees), in each case having an outstanding principal amount in excess of $5,000;

(vii) all Contracts between or among EPM Live on the one hand and any Affiliate of EPM Live on the other hand; and

(viii) all other Contracts that are material to the EPM Live Purchased Assets or the operation of the EPM Live Business and not previously disclosed pursuant to this Section 5.06.

(b) Each EPM Live Material Contract is valid and binding in accordance with its terms and is in full force and effect. None of EPM Live or, to EPM Live’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any EPM Live Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any EPM Live Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder, except for any such breach, default, termination, acceleration, change or loss that would not have a Material Adverse Effect. Complete and correct copies of each EPM Live Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Hipcricket.

(c) To the Knowledge of EPM Live, there are no material disputes pending or threatened in writing under any EPM Live Material Contract or under any other Contract included in the EPM Live Purchased Assets. EPM Live has not received written notice that (i) any customer has ceased, or intends to cease after the Closing, to use the goods or services of the EPM Live Business or to otherwise terminate or materially reduce its relationship with the EPM Live Business; or (ii) any of supplier has ceased, or intends to cease, to supply goods or services to the EPM Live Business or to otherwise terminate or materially reduce its relationship with the EPM Live Business.

Section 5.07 Title to Purchased Assets. EPM Live has good and valid title to, or a valid leasehold interest in, all of the EPM Live Purchased Assets. All such EPM Live Purchased Assets (including leasehold interests, if any) are free and clear of Encumbrances. No Affiliate of EPM Live holds any interest in the EPM Live Purchased Assets or any other rights, property or assets used or held for use in or necessary for the conduct of the EPM Live Business as currently conducted.

Section 5.08 Condition and Sufficiency of Assets. The items of tangible property included in the EPM Live Purchased Assets are in good operating condition and repair, are adequate for the uses to which they are being put, and are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The EPM Live Purchased Assets, together with the services, assets, properties, rights and other resources to be provided by EPM Live pursuant to the EPM Live Transition Services Agreement are sufficient for the continued conduct of the EPM Live Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the EPM Live Business as currently conducted.

Section 5.09 Real Property

(a) Section 5.09(a) of the EPM Live Disclosure Schedules sets forth all real property leased by EPM Live and primarily used in connection with the EPM Live Business (collectively, the “EPM Live Leased Real Property”), and a list, as of the date of this Agreement, of all leases for each EPM Live Leased Real Property involving annual payments of at least $10,000 (collectively, the “EPM Live Leases”).

(b) EPM Live has not received any written notice of existing, pending or threatened (i) condemnation proceedings affecting the EPM Live Leased Real Property, or (ii) zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate the EPM Live Leased Real Property as currently operated. Neither the whole nor any material portion of any EPM Live Leased Real Property has been damaged or destroyed by fire or other casualty.

Section 5.10 Intellectual Property.

(a) Section 5.10(a) of the EPM Live Disclosure Schedules lists all (i) EPM Live Intellectual Property Registrations and (ii) EPM Live Intellectual Property Assets, including software, that are not registered but that are material to the operation of the Business. To EPM Live’s Knowledge, all required filings and fees related to the EPM Live Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all EPM Live Intellectual Property Registrations are otherwise in good standing. EPM Live has or shall, upon written request, provide Buyer with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all EPM Live Intellectual Property Registrations.

(b) Section 5.10(b) of the EPM Live Disclosure Schedules lists all EPM Live Intellectual Property Agreements. EPM Live has provided EPM Live with true and complete copies of all such EPM Live Intellectual Property Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each EPM Live Intellectual Property Agreement is valid and binding on EPM Live in accordance with its terms and is in full force and effect. None of EPM Live or, to EPM Live’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any written notice of breach or default of any EPM Live Intellectual Property Agreement. To EPM Live’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute material breach under any EPM Live Intellectual Property Agreement or result in a termination thereof or would cause or permit the acceleration or other changes of any material right or material obligation or the loss of any material benefit thereunder.

(c) To EPM Live’s Knowledge, EPM Live is the sole and exclusive owner of all right, title and interest in and to the EPM Live Intellectual Property Assets and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the EPM Live Business as currently conducted, in each case, free and clear of Encumbrances.

(d) To EPM Live’s Knowledge, the EPM Live Intellectual Property Assets, EPM Live Intellectual Property licensed under the EPM Live Intellectual Property Agreements, the Intellectual Property, if any, to be provided by EPM Live under the EPM Live Transition Services Agreement and the EPM Live Affiliate Owned Shared Know-How are all of the Intellectual Property necessary to operate the Hipcricket Business as presently conducted. To EPM Live’s Knowledge, the consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Hipcricket’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the EPM Live Business as currently conducted.

(e) To EPM Live’s Knowledge: (i) the conduct of the EPM Live Business as currently conducted does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any Person; and (ii) no Person is infringing, misappropriating or otherwise violating any EPM Live Intellectual Property Assets. To EPM Live’s Knowledge, there are no Actions pending or threatened (including in the form of offers to obtain a license) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person in connection with the EPM Live Business. Notwithstanding anything to the contrary in this Agreement, this Section 5.10(e) constitutes the sole representation and warranty under this Agreement with respect to any actual or alleged infringement, misappropriation or other violation by EPM Live or the EPM Live Business of any Intellectual Property of any other Person.

(f) For any third-party software components that are part of and integral to the EPM Live software as of the date of Closing (the “EPM Live OEM Licenses”), EPM Live agrees to pay fees associated with the EPM Live OEM Licenses, including obtaining new licenses with the providers of such EPM Live OEM Licenses, in accordance with the following (collectively, the “EPM Live OEM Excess Fees”). To the extent the aggregate annual subscription fees of the EPM Live OEM Licenses (including, for the avoidance of doubt, new licenses with the providers of such EPM Live OEM Licenses) that are disclosed in Section 5.10(f) of the EPM Live Disclosure Schedules exceeds $125,000 in any year from the Closing to the date that is two years from Closing, EPM Live shall pay such excess fees up to a total aggregate amount of $350,000 per year (collectively, the “Disclosed EPM Live OEM Excess Fees”).

Notwithstanding the foregoing, EPM Live is not responsible for any Disclosed EPM Live OEM Excess Fees if such Disclosed EPM Live OEM Excess Fees are incurred solely as a result of a material change to the scope of such EPM Live OEM Licenses by Seller following the Closing that affects the cost thereof. The Parties agree to cooperate with each other in order to renew and/or renegotiate the fees associated with the EPM Live OEM Licenses on terms not less favorable than those in place at Closing. To the extent that an OEM License component is able to be replaced by Seller with a substitute product that has substantially the same capabilities and performance at no material cost, risk or effort from Seller and without any material impact to the EPM Live Business or its customers (the “Replacement Component”), Seller shall use commercially reasonable efforts to implement the Replacement Component as soon as practicable. Notwithstanding anything set forth in Article VIII to the contrary and for the avoidance of doubt, this Section 5.10(f) sets forth Seller’s sole and exclusive remedy with respect to EPM Live OEM Excess Fees and Seller shall not be entitled to indemnity pursuant to Article VIII for any breach of representation or warranty with respect to the EPM Live OEM Excess Fees.

(g) Each current employee involved in the creation, modification or improvement of EPM Live Intellectual Property has entered into and executed a proprietary rights and confidentiality agreement and, for the avoidance of doubt, will be included in the EPM Live Purchased Assets. Every other employee or contractor involved in the creation, modification or improvement of EPM Live Intellectual Property was employed or engaged for the purpose of creation, modification or improvement of EPM Live Intellectual Property and by nature of such employment or other arrangement such Intellectual Property has been vested in EPM Live by operation of law.

Section 5.11 Legal Proceedings; Governmental Orders.

(a) There are no actions, suits, claims, investigations or other legal proceedings pending or, to EPM Live’s Knowledge, threatened against or by EPM Live relating to or affecting the EPM Live Business, the EPM Live Purchased Assets or the EPM Live Assumed Liabilities, which if determined adversely to EPM Live, would result in a Material Adverse Effect.

(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the EPM Live Business or the EPM Live Purchased Assets that would have a Material Adverse Effect.

Section 5.12 Compliance With Laws; Permits.

(a) EPM Live is in compliance with all Laws applicable to the conduct of the EPM Live Business as currently conducted or the ownership and use of the EPM Live Purchased Assets, except where the failure to be in compliance would not have a Material Adverse Effect.

(b) All Permits required for EPM Live to conduct the Hip EPM Live cricket Business as currently conducted or for the ownership and use of the EPM Live Purchased Assets have been obtained by EPM Live and are valid and in full force and effect, except where the failure to obtain such Permits would not have a Material Adverse Effect.

(c) None of the representations and warranties in Section 5.12 shall be deemed to relate to environmental matters (which are governed by Section 5.13), employee benefits matters (which are governed by Section 5.14), employment matters (which are governed by Section 5.15) or tax matters (which are governed by Section 5.16).

Section 5.13 Environmental Matters. Except as would not have a Material Adverse Effect, to EPM Live’s Knowledge, the operations of EPM Live with respect to the EPM Live Business and the EPM Live Purchased Assets are in compliance with all Environmental Laws. EPM Live has not received from any Person, with respect to the EPM Live Business or the EPM Live Purchased Assets, any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

Section 5.14 Employee Benefit Matters.

(a) Section 5.14(a) of the EPM Live Disclosure Schedules contains a list of each material benefit, retirement, employment, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off, welfare and fringe-benefit agreement, plan, policy and program in effect and covering one or more employees, former employees of the EPM Live Business, current or former directors of the EPM Live Business or the beneficiaries or dependents of any such Persons, and is maintained, sponsored, contributed to, or required to be contributed to by Seller, or under which EPM Live has any material liability for premiums or benefits (as listed on Section 5.14(a) of the EPM Live Disclosure Schedules, each, a “EPM Live Benefit Plan”).

(b) Except as would not have a Material Adverse Effect, to EPM Live’s Knowledge, each EPM Live Benefit Plan and related trust complies with all applicable Laws (including ERISA, the Code and applicable local Laws). Each EPM Live Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to EPM Live’s Knowledge, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable. With respect to any EPM Live Benefit Plan, to EPM Live’s Knowledge, no event has occurred or is reasonably expected to occur that has resulted in or would subject EPM Live to a Tax under Section 4971 of the Code or the Purchased Assets to a lien under Section 430(k) of the Code.

(c) No EPM Live Benefit Plan: (i) is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code; or (ii) is a “multi-employer plan” (as defined in Section 3(37) of ERISA). Except as would not have a Material Adverse Effect, EPM Live has not: (A) withdrawn from any pension plan under circumstances resulting (or expected to result) in liability; or (B) engaged in any transaction which would give rise to a liability under Section 4069 or Section 4212(c) of ERISA.

(d) Other than as required under Section 4980B of the Code or other applicable Law, no EPM Live Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e) Except as would not have a Material Adverse Effect, no EPM Live Benefit Plan exists that could: (i) result in the payment to any employee, director or consultant of the EPM Live Business of any money or other property; or (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee, director or consultant of the EPM Live Business, in each case, as a result of the execution of this Agreement. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

Section 5.15 Employment Matters.

(a) Section 5.15(a) of the EPM Live Disclosure Schedules lists all current EPM Live Personnel.

(b) EPM Live is not a party to, bound by, any collective bargaining or other agreement with any labor organization. To EPM Live’s Knowledge, there has not been any occurrence or threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting EPM Live or any of the EPM Live Personnel.

(c) EPM Live is in compliance, and for the past three years has at all times been, with all applicable Laws pertaining to employment and employment practices that relate to the EPM Live Personnel, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, health and safety, workers’ compensation, leaves of absence and unemployment insurance, except to the extent non-compliance would not result in a Material Adverse Effect

(d) During the 90 day period preceding the Closing Date, not more than 10 persons employed by EPM Live have experienced an “employment loss,” as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101 et seq.

Section 5.16 Taxes.

(a) All Tax Returns with respect to the EPM Live Business required to be filed by EPM Live for any Pre-Closing Tax Period have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all material respects. All Taxes due and owing by EPM Live (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b) EPM Live has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of EPM Live.

(d) All deficiencies asserted, or assessments made, against EPM Live as a result of any examinations by any taxing authority have been fully paid.

(e) EPM Live is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.

(f) There are no Encumbrances for Taxes upon any of the EPM Live Purchased Assets nor is any taxing authority in the process of imposing any Encumbrances for Taxes on any of the EPM Live Purchased Assets (other than for current Taxes not yet due and payable).

(g) EPM Live is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(h) EPM Live is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011 4(b).

(i) None of the EPM Live Purchased Assets is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

(j) None of the EPM Live Purchased Assets is tax-exempt use property within the meaning of Section 168(h) of the Code.

Section 5.17 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of EPM Live or Buyer Parent.

Section 5.18 No Other Representations and Warranties. Except for the representations and warranties contained in this Article V (including the related portions of the EPM Live Disclosure Schedules), neither EPM Live nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of EPM Live, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer Parent, the Buyer Parent Shares, EPM Live or the EPM Live Business furnished or made available to Seller and its Representatives (including any information, documents or material made available to Seller, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer Parent, the Buyer Parent Shares, EPM Live or the EPM Live Business, or any representation or warranty arising from statute or otherwise in law.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER PARENT

Except as set forth in the EPM Live Disclosure Schedules, Buyer Parent represents and warrants to Seller that the statements contained in this Article VI are true and correct as of the date hereof.

Section 6.01 Organization and Qualification of Buyer Parent. Buyer Parent is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Buyer Parent is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

Section 6.02 Authority of Buyer Parent. Buyer Parent has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer Parent of this Agreement and any other Transaction Document to which Buyer Parent is a party, the performance by Buyer Parent of its obligations hereunder and thereunder and the consummation by Buyer Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer Parent. This Agreement has been duly executed and delivered by Buyer Parent, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of Buyer Parent, enforceable against Buyer Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which Buyer Parent is or will be a party has been duly executed and delivered by Buyer Parent (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Buyer Parent enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 6.03 No Conflicts; Consents. The execution, delivery and performance by Buyer Parent of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or bylaws of Buyer Parent; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer Parent; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any material Contract; except in the case of clause (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer Parent in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a Material Adverse Effect.

Section 6.04 Issuance of Buyer Parent Shares. The Buyer Parent Shares have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens, other than restrictions on transfer imposed by applicable securities laws, shall not be subject to preemptive or similar rights and will be issued in compliance with all applicable federal and state securities laws.

Section 6.05 SEC Reports; Disclosure Materials. Buyer Parent has filed all reports, schedules, forms, statements and other documents required to have been filed by it under the Exchange Act as of the date hereof, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective filing dates, or to the extent corrected by a subsequent restatement, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer Parent has never been an issuer subject to Rule 144(i) under the Securities Act.

Section 6.06 Private Placement. Subject in part to the truth and accuracy of each of the Seller’s representations set forth in this Agreement, (i) no registration under the Securities Act is required for the offer and sale of the Buyer Parent Shares by Buyer Parent to Seller under the Transaction Documents; and (ii) Buyer Parent has complied with the rules and regulations of the NASDAQ Global Market in connection with the issuance and sale of the Buyer Parent Shares.

Section 6.07 Registration Rights. Other than the Amended & Restated Registration Rights Agreement dated December 20, 2013 and the Registration Rights Letter, no Person has any right to cause Buyer to effect the registration under the Securities Act of any securities of Buyer Parent other than those securities which are currently registered on an effective registration statement on file with the Commission.

Section 6.08 Listing and Maintenance Requirements. The Buyer Parent Shares have been listed on the NASDAQ Global Market. The Buyer Parent’s common stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and Buyer Parent has taken no action designed to terminate the registration of the common stock under the Exchange Act nor has Buyer Parent received any notification that the Commission is contemplating terminating such registration. Buyer Parent has not, in the 12 months or such applicable shorter period preceding the date hereof, received written notice from any Trading Market on which the common stock is listed or quoted to the effect that Buyer Parent is not in compliance with the listing or maintenance requirements of such Trading Market. Buyer Parent is in compliance with all listing and maintenance requirements of the NASDAQ Global Market on the date hereof.

Section 6.09 No Integrated Offering. None of the Buyer Parent nor, to the Buyer Parent’s Knowledge, any of its Affiliates or any Person acting on its behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Buyer Parent security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by Buyer Parent of the Buyer Parent Shares as contemplated hereby or (ii) cause the offering of the Buyer Parent Shares pursuant to the Transaction Documents to be integrated with prior offerings by Buyer Parent for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market on which any of the securities of the Company are listed or designated.

Section 6.10 No Other Representations and Warranties. Except for the representations and warranties contained in this Article VI (including the related portions of the EPM Live Disclosure Schedules), neither Buyer Parent nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer Parent, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer Parent, the Buyer Parent Shares, EPM Live or the EPM Live Business furnished or made available to Seller and its Representatives (including any information, documents or material made available to Seller, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer Parent, the Buyer Parent Shares, EPM Live or the EPM Live Business, or any representation or warranty arising from statute or otherwise in law.

ARTICLE VII

COVENANTS

Section 7.01 Employees and Employee Benefits.

(a) Seller represents that the individuals listed in Section 7.01(c) of the Hipcricket Disclosure Schedules (the “Hipcricket Contractors”) have been engaged to perform services for the Hipcricket Business. Each Hipcricket Contractor who performed services for the Hipcricket Business immediately prior to the Closing Date is referred to in this Agreement as a “Transferred Hipcricket Contractor.” Seller further represents that the Hipcricket Contractors are compensated for such services by Crossover Markets, Inc. (“Crossover”) and that Seller pays amounts to Crossover to compensate Crossover for all such payments and for Crossover’s services (the “Crossover Payment Obligation”). Seller and Buyer shall use their best efforts to ensure that effective as of the Closing Date, Buyer shall assume full responsibility for the Crossover Payment Obligation for services performed by Transferred Hipcricket Contractors after the Closing Date.

(b)

(i) Subject to their continued employment with Buyer, Buyer and Buyer Parent shall make available to Seller those employees listed in Section 7.01(b)(i) of the EPM Live Disclosure Schedules (the “TSA Employees”) pursuant to and subject to the terms of the Transition Services Agreement attached as Exhibit F hereto.

(ii) Seller shall arrange for Accolite Workforce Solutions LLC to offer at-will employment supporting the EPM Live Business to all individuals listed in Section 7.01(b)(ii) of the EPM Live Disclosure Schedule (the “EPM Live Employees”) effective as of the Closing Date. All EPM Live Employees who accept such employment are referred to as the Transferred EPM Live Employees.

(c) This Section 7.01 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.01, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.01. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 7.01 shall not create any right in any Transferred Hipcricket Contractor or Transferred Buyer Employee or any other Person to any continued employment or engagement with Buyer or Seller, as applicable or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

Section 7.02 Confidentiality.

(a) The parties hereto shall, and shall cause their respective Affiliates and Representatives to, maintain in confidence and not disclose the other party’s financial, technical, sales, marketing, development, personnel, and other information, records, or data, including, without limitation, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications or any other proprietary or confidential information, however recorded or preserved, whether written or oral (any such information, “Confidential Information”). Unless otherwise authorized in any other agreement between the parties, any party (such party, the “Receiving Party”) receiving any Confidential Information of the other party (such party, the “Disclosing Party”) may use Confidential Information only for the purposes of exercising its rights or fulfilling its obligations hereunder, or under this TSA (the “Permitted Purposes”). Each party hereto shall use the same degree of care, but no less than reasonable care, to protect the other party’s Confidential Information as it uses to protect its own Confidential Information of like nature. Any Receiving Party may disclose such Confidential Information only to its Representatives who have a need to know such information for the Permitted Purposes and who have been advised of the terms of this Section 7.02 and the Receiving Party shall be liable for any breach of these confidentiality provisions by its Affiliates or Representatives; provided, however, that any Receiving Party may disclose such Confidential Information to the extent such Confidential Information is required to be disclosed by a Governmental Order, in which case the Receiving Party shall promptly notify, to the extent possible, the disclosing party, and take reasonable steps to assist in contesting such Governmental Order or in protecting the Disclosing Party’s rights prior to disclosure, and in which case the Receiving Party shall only disclose such Confidential Information that it is advised by its counsel in writing that it is legally bound to disclose under such Governmental Order or by Law.

(b) From and after the Closing, (i) Hipcricket will be deemed the Receiving Party with respect to Confidential Information concerning the Hipcricket Business that remains in possession of Hipcricket or its Affiliates or their Representatives and EPM Live will be deemed the Disclosing Party with respect to such Confidential Information; and (ii) EPM Live will be deemed the Receiving Party with respect to Confidential Information concerning the EPM Live Business that remains in possession of EPM Live or its Affiliates or their Representatives and Hipcricket will be deemed the Disclosing Party with respect to such Confidential Information.

(c) Notwithstanding the foregoing, Confidential Information does not include any information that: (i) was publicly known at the time of disclosure to it, or has become publicly known, through no act of the Receiving Party or its Affiliates or their Representatives in breach of this Section 7.02; (ii) was rightfully received from a third party without a duty of confidentiality; or (iii) was independently developed the Receiving Party or its Affiliates or their Representatives.

(d) The terms of confidentiality under this Agreement shall not be construed to limit either party’s right to independently develop or acquire products without use of the other party’s Confidential Information. The Disclosing Party acknowledges that the Receiving Party may currently or in the future be developing internally, or receiving information from third parties, that is similar to the Confidential Information disclosed by the Disclosing Party. Accordingly, nothing in this Agreement will be construed as a representation or agreement that the Receiving Party will not develop or have developed for it products, concepts, systems or techniques that are similar to or compete with the products, concepts, systems or techniques contemplated by or embodied in the Confidential Information. Nothing contained herein shall be construed as preventing employees of either party who had access to Confidential Information of the other party from using that information retained as part of their general skill, knowledge, talent and expertise. Access to the Disclosing Party’s Confidential Information shall not preclude an individual employee of the receiving party who has seen such Confidential Information for the purposes of this Agreement from working on future projects that relate to similar subject matters, provided that such individual employee does not use or make reference to the Confidential Information or refer to notes made as a result of access to such Confidential Information.

Section 7.03 Governmental Approvals and Consents. Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

Section 7.04 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of one (1) year after the Closing, Buyer shall:

(i) retain the books and records (including personnel files) of the Hipcricket Business relating its operations for periods prior to the Closing in a manner reasonably consistent with the prior practices of Seller;

(ii) retain the books and records (including personnel files) of Buyer which relate to the EPM Live Business and its operations for periods prior to the Closing; and

(iii) upon reasonable notice, afford the Seller’s Representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records.

(b) In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of one (1) year after the Closing, Seller shall:

(i) retain the books and records (including personnel files) of the EPM Live Business relating its operations for periods prior to the Closing in a manner reasonably consistent with the prior practices of Buyer;

(ii) retain the books and records (including personnel files) of Seller which relate to the Hipcricket Business and its operations for periods prior to the Closing; and

(iii) upon reasonable notice, afford the Buyer’s Representatives reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records.

(c) Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 7.04 where such access would violate any Law.

Section 7.05 Bulk Sales Laws.

(a) The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Hipcricket Purchased Assets to Buyer; it being understood that any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute Hipcricket Assumed Liabilities shall be treated as Hipcricket Excluded Liabilities.

(b) The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the EPM Live Purchased Assets to Hipcricket; it being understood that any Liabilities arising out of the failure of EPM Live to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute EPM Live Assumed Liabilities shall be treated as EPM Live Excluded Liabilities.

Section 7.06 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be paid 50% by Seller and 50% by Buyer. Seller shall, at its own expense, timely file its Tax Return or other document with respect to such Taxes or fees and Buyer shall, at its own expense, timely file its Tax Return or other document with respect to such Taxes or fees.

Section 7.07 Company Names; Domain Names.

(a) Promptly after the Closing Date, but no later than ten Business Days thereafter, Seller shall (i) file an amendment to its certificate of incorporation (or equivalent organizational documents) with the appropriate Governmental Authorities changing its corporate name, limited liability company name, “doing business as” name, trade name and any other similar corporate or limited liability company identifier (each, a “Company Name”) to a Company Name that does not contain HIPCRICKET or any other names or marks included in the Hipcricket Intellectual Property Assets, and (ii) provide Buyer with any additional information, documents and materials that Buyer may reasonably request to evidence those filings.

(b) Promptly after the Closing Date, but no later than ten Business Days thereafter, EPM Live shall (i) file an amendment to its “doing business as” name, trade name and any other Company Names to a Company Name that does not contain EPM Live or any other names or marks included in the EPM Live Intellectual Property Assets, and (ii) provide Hipcricket with any additional information, documents and materials that Hipcricket may reasonably request to evidence those filings.

(c) Promptly after the Closing Date, but no later than ten Business Days thereafter, Seller shall execute and deliver to Buyer all documents, papers, forms and authorizations, and take such other actions as are necessary in accordance with the procedures of the applicable registrars to effectuate and evidence the transfer of ownership and control (including administrative and technical access) to Buyer (or its designee) of all domain names included in the Hipcricket Intellectual Property Registrations and enable Buyer to register the such domain names in the name of Buyer (or its designee) with the registrar of Buyer’s choosing.

(d) Promptly after the Closing Date, but no later than ten Business Days thereafter, EPM Live shall execute and deliver to Hipcricket all documents, papers, forms and authorizations, and take such other actions as are necessary in accordance with the procedures of the applicable registrars to effectuate and evidence the transfer of ownership and control (including administrative and technical access) to Hipcricket (or its designee) of all domain names included in the EPM Live Intellectual Property Registrations and enable Hipcricket to register the such domain names in the name of Hipcricket (or its designee) with the registrar of Hipcricket’s choosing.

Section 7.08 Further Assurances.

(a) Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Without limiting the generality of the foregoing, to the extent Hipcricket identifies, after the Closing, any asset owned by EPM Live or its Affiliates that Hipcricket believes to be related primarily to the EPM Live Business, then the parties shall cooperate and work together in good faith to investigate the status of such asset. If such asset was solely related to, or was used or held for use solely in connection with the EPM Live Business, EPM Live shall, or shall cause its Affiliate to, without further consideration, sell, transfer, convey, assign and deliver to Hipcricket, free and clear from any Encumbrances, all right, title and interest of EPM Live or any of its Affiliates in and to such EPM Live Purchased Asset. EPM Live and its Affiliates will cooperate and promptly execute and deliver any instruments of transfer or assignment reasonably requested by Hipcricket to effect such transfer and assignment to Hipcricket. Otherwise, if the parties agree that such asset was primarily related to the EPM Live Business, they will cooperate and work together in good faith to explore alternative arrangements with respect to such asset. Notwithstanding the foregoing, the obligations set forth in this Section 7.08(b) shall not apply to the services, assets, properties, rights and other resources to be provided by EPM Live pursuant to the EPM Live Transition Services Agreement.

(c) Without limiting the generality of the foregoing, to the extent EPM Live identifies, after the Closing, any asset owned by Hipcricket or its Affiliates that EPM Live believes to be related primarily to the Hipcricket Business, then the parties shall cooperate and work together in good faith to investigate the status of such asset. If such asset was solely related to, or was used or held for use solely in connection with the Hipcricket Business, Hipcricket shall, or shall cause its Affiliate to, without further consideration, sell, transfer, convey, assign and deliver to EPM Live, free and clear from any Encumbrances, all right, title and interest of Seller or any of its Affiliates in and to such Hipcricket Purchased Asset. Otherwise, if the parties agree that such asset was primarily related to the Hipcricket Business, they will cooperate and work together in good faith to explore alternative arrangements with respect to such asset. Notwithstanding the foregoing, the obligations set forth in this Section 7.08(c) shall not apply to the services, assets, properties, rights and other resources to be provided by Hipcricket pursuant to the Hipcricket Transition Services Agreement.

(d) If for any reason after the Closing, any payment, including without limitation on account of a Hipcricket Accounts Receivable or an EPM Live Accounts Receivable, is received by Seller or Buyer, as applicable, to the extent that any portion of said payment is in satisfaction of an obligation that is, in accordance with the terms of this Agreement, properly payable to another party hereto, as applicable, then such party shall promptly reimburse such other party for such payment.

(e) Following the Closing, EPM Live shall comply with Section 6.4 of the SITO Contract as if EPM Live were the Seller thereunder. For avoidance of doubt, Hipcricket also shall continue to comply with Section 6.4 of the SITO Contract to the extent applicable to it.

(f) EPM Live shall assist Hipcricket, upon Hipcricket’s reasonable request, in Hipcricket’s defense of any third party claims under the SITO Contract pursuant to Section 6.6(h) therein. To the extent actually recovered by Hipcricket under Section 6.6(h) of the SITO Contract, Hipcricket shall reimburse EPM Live for any costs, expenses and Losses incurred by EPM Live in complying with the foregoing.

Section 7.09 Shared Know-How License.

(a) Seller hereby grants to Buyer a perpetual, worldwide, nonexclusive, irrevocable, royalty-free, transferable and sub-licensable license to: (i) modify and otherwise create derivative works based on Hipcricket Affiliate Owned Shared Know-How; and (ii) reproduce, distribute, perform and display (publicly or otherwise), and otherwise make, sell, use and exploit the Hipcricket Affiliate Owned Shared Know-How and derivative works thereof and otherwise utilize the Hipcricket Affiliate Owned Shared Know-How as if Buyer were the owner of such Hipcricket Affiliate Owned Shared Know-How (except that Buyer shall not have exclusive rights as between Buyer and Seller and Seller’s licensees).

(b) Buyer hereby grants to Seller a perpetual, worldwide, nonexclusive, irrevocable, royalty-free, transferable and sub-licensable license to: (i) modify and otherwise create derivative works based on EPM Live Owned Shared Know-How; and (ii) reproduce, distribute, perform and display (publicly or otherwise), and otherwise make, sell, use and exploit the EPM Live Owned Shared Know-How and derivative works thereof and otherwise utilize the EPM Live Owned Shared Know-How as if Seller were the owner of such EPM Live Owned Shared Know-How (except that Seller shall not have exclusive rights as between Seller and Buyer and Buyer’s licensees).

ARTICLE VIII

INDEMNIFICATION

Section 8.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is 3 months from the Closing Date. All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 8.02 Indemnification By Seller. Subject to the other terms and conditions of this Article VIII, Seller shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement; or

(c) any Hipcricket Excluded Asset or any Hipcricket Excluded Liability.

Notwithstanding the foregoing, in no event shall Seller be liable to Buyer for any Losses with respect to (i) its failure to obtain the consent of any customer, (ii) the cancellation or non-renewal of a Contract or business by any customer post-Closing, or (iii) any other Losses with respect to customers of the Hipcricket Business.

Section 8.03 Indemnification By Buyer. Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer or Buyer Parent contained in this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer or Buyer Parent pursuant to this Agreement; or

(c) any EPM Live Excluded Asset or any EPM Live Excluded Liability.

Notwithstanding the foregoing, in no event shall Buyer be liable to Seller for any Losses with respect to (i) its failure to obtain the consent of any customer, (ii) the cancellation or non-renewal of a Contract or business by any customer post-Closing or (iii) any other Losses with respect to customers of the EPM Live Business.

Section 8.04 Certain Limitations. The party making a claim under this Article VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Party”. The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a) The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 8.02(a) or Section 8.03(a), as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) or Section 8.03(a) exceeds $150,000 (the “Deductible”), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible.

(b) The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 8.02(a) or Section 8.03(a), as the case may be, shall not exceed $3,000,000. Notwithstanding the foregoing, the aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to pursuant to Section 8.02 (other than Section 8.02(a)) or Section 8.03 (other than Section 8.03(a)), as the case may be, shall not exceed $6,000,000 (the “Indemnification Cap”).

(c) Payments by an Indemnifying Party pursuant to Section 8.02 or Section 8.03 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance or indemnity proceeds actually received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance or indemnity for any Losses prior to seeking indemnification under this Agreement.

(d) Payments by an Indemnifying Party pursuant to Section 8.02 or Section 8.03 in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually realized as a result of such Loss by the Indemnified Party.

(e) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, except to the extent part of a Third Party Claim.

(f) To the extent required by law, each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss.

(g) Seller shall not be liable under this Article VIII for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if Buyer had knowledge of such inaccuracy or breach prior to the Closing.

Section 8.05 Indemnification Procedures.

(a) Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 8.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to defend such Third Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 8.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 7.02) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 8.05(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c) Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 8.06 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the purchase price for Tax purposes, unless otherwise required by Law.

Section 8.07 Exclusive Remedies. Except as set forth in Section 5.10(f), subject to Section 9.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII. Nothing in this Section 8.07 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9.11 or to seek any remedy on account of any intentional fraud by any party hereto.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Expenses. Except as otherwise expressly provided herein (including Section 7.06 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to Seller:	Hipcricket, Inc. 401 Congress Avenue, Suite 2650 Austin, TX 78701 E-mail: andy.price@trilogy.com Attention: Andrew S. Price

with a copy to:	Goodwin Procter LLP 53 State Street Boston, MA 02109 Facsimile: 617-523-1231 E-mail: dhenken@goodwinprocter.com Attention: David Henken

If to Buyer:	Upland Software, Inc. 401 Congress Avenue, Suite 1850 Austin, TX 78701 E-mail: klarson@uplandsoftware.com Attention: General Counsel

with a copy to:	Pillsbury Winthrop Shaw Pittman LLP 401 Congress Avenue, Suite 1700 Austin, TX 78701 Facsimile: 512-270-7830 E-mail: steve.tyndall@pillsburylaw.com Attention: Steven M. Tyndall

Section 9.03 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. For purposes of this Agreement, including, but not limited to interpretation of the representations and warranties set forth herein, the transactions contemplated by the Contribution Agreements will deemed to have occurred effective immediately prior to the Closing.

Section 9.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.05 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.06 Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter, including without limitation the Mutual Non-disclosure Agreement, dated as of February 15, 2016, between Buyer and Seller. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 9.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that this Agreement shall be assignable by either party to the successor of all or substantially all of the assets or voting interests of such party, by operation of law or otherwise. Notwithstanding the foregoing, Buyer Parent or Buyer may assign this Agreement or any portion of its rights hereunder to any lender of Buyer Parent, Buyer or any of their respective Affiliates or agent therefor as collateral security for borrowing, at any time whether prior to or following the Closing, in each such case Buyer Parent or Buyer, as applicable, will nonetheless remain liable for all of its obligations hereunder. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.08 No Third Party Beneficiaries. Except as provided in Article VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.09 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.10 Governing Law; Venue.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b) ANY ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE BROUGHT IN A COURT OF COMPETENT JURISDICTION IN AUSTIN, TEXAS, WHOSE COURTS SHALL HAVE EXCLUSIVE JURISDICTION OVER CLAIMS, COMPLAINTS, OR ACTIONS BROUGHT UNDER THIS AGREEMENT, AND THE PARTIES HEREBY AGREE AND SUBMIT TO THE PERSONAL JURISDICTION AND VENUE THEREOF.

Section 9.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.13 Buyer Parent Guaranty. Buyer Parent hereby fully and unconditionally guarantees the (i) indemnity obligations of the Buyer in an amount not to exceed the Indemnification Cap, in accordance with and subject to the terms and limitations set forth in Article VIII and (ii) the obligations set forth in Section 5.10(f).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HIPCRICKET, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

UPLAND SOFTWARE III, LLC

By:	/s/ John T. McDonald
Name:	John T. McDonald
Title:	Chief Executive Officer

UPLAND SOFTWARE, INC.

By:	/s/ John T. McDonald
Name:	John T. McDonald
Title:	Chief Executive Officer